UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. )*

Vigil Neuroscience, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92673K108

(CUSIP Number)

Jean-Philippe Kouakou-Zebouah

Chief Financial Officer

Vida Ventures, LLC

40 Broad Street, Suite 201

Boston, MA 02109

(857)-254-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92673K108	13D

1.	Name of Reporting Persons Vida Ventures GP III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,015,929 shares of Common Stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,015,929 shares of Common Stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,015,929 shares of Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 5,004,393 shares held by Vida III (as defined in Item 2(a) below) and (ii) 11,536 shares held by Vida III-A (as defined in Item 2(a) below). Vida III GP (as defined in Item 2(a) below) is the general partner of each of Vida III and Vida III-A and may be deemed to have voting, investment, and dispositive power with respect to these securities. Arie Belldegrun, Helen Kim, Arjun Goyal, Rajul Jain and Stefan Vitorovic, a member of the Issuer’s board of directors, are the members of the investment committee of Vida III GP (the “Investment Committee”). Each of the Investment Committee and the members thereof may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based upon 35,581,091 shares of the Issuer’s Common Stock outstanding as of October 31, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission (“Commission”) on November 10, 2022 (the “Form 10-Q”).

CUSIP No. 92673K108	13D

1.	Name of Reporting Persons Vida Ventures III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,004,393 shares of Common Stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,004,393 shares of Common Stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,004,393 shares of Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Vida III. Vida III GP is the general partner of Vida III and may be deemed to have voting, investment, and dispositive power with respect to these securities. Each of the Investment Committee and the members thereof may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based upon 35,581,091 shares of the Issuer’s Common Stock outstanding as of October 31, 2022, as reported in the Form 10-Q.

CUSIP No. 92673K108	13D

1.	Name of Reporting Persons Vida Ventures III-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,536 shares of Common Stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,536 shares of Common Stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,536 shares of Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Vida III-A. Vida III GP is the general partner of Vida III-A and may be deemed to have voting, investment, and dispositive power with respect to these securities. Each of the Investment Committee and the members thereof may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based upon 35,581,091 shares of the Issuer’s Common Stock outstanding as of October 31, 2022, as reported in the Form 10-Q.

CUSIP No. 92673K108	13D

1.	Name of Reporting Persons Stefan Vitorovic
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,015,929 shares of Common Stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,015,929 shares of Common Stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,015,929 shares of Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes all securities held of record by Vida III and Vida III-A. Vida III GP is the general partner of each of Vida III and Vida III-A and may be deemed to share voting, investment and dispositive power with respect to these securities. Mr. Vitorovic, a member of the Issuer’s board of directors, is a member of the Investment Committee and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based upon 35,581,091 shares of the Issuer’s Common Stock outstanding as of October 31, 2022, as reported in the Form 10-Q.

CUSIP No. 92673K108	13D

Item 1. Security and Issuer

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Vigil Neuroscience, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1 Broadway, 7th Floor, Suite 07-300, Cambridge, MA 02142. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Statement is being filed by Vida Ventures III, L.P. (“Vida III”), Vida Ventures III-A, L.P. (“Vida III-A”), and Vida Ventures III GP, L.L.C. (“Vida III GP” and together with Vida III and Vida III-A, the “Reporting Entities”) and Stefan Vitorovic. The Reporting Entities and Mr. Vitorovic are collectively referred to as the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Amendment except to the extent of such Reporting Person’s pecuniary interest therein.

(b) The business address for each of the Reporting Persons is:

c/o Vida Ventures

40 Broad Street, Suite 201

Boston, MA 02109

(c) Each of Vida III and Vida III-A is a venture capital investment entity. Vida III GP is the general partner of each of Vida III and Vida III-A. Mr. Vitorovic is a managing member of Vida III GP and a member of the Board of Directors of the Issuer.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Vida III GP is a limited liability company organized under the laws of the State of Delaware. Vida III and Vida III-A are limited partnerships organized under the laws of the State of Delaware. Mr. Vitorovic is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

In August 2021, Vida III purchased 9,243,756 shares of the Issuer’s Series B Preferred Stock for a purchase price of $3.5078 per share and an aggregate purchase price of $32,425,247.30.

In August 2021, Vida III-A purchased 21,310 shares of the Issuer’s Series B Preferred Stock for a purchase price of $3.5078 per share and an aggregate purchase price of $74,751.22.

On January 6, 2022, upon the closing of the Issuer’s initial public offering (the “Offering”), each share of Series B Preferred Stock automatically converted into shares of the Issuer’s Common Stock on a one-for-2.7732 basis and without payment or additional consideration (the “Conversion”).

On January 11, 2022, Vida III purchased 1,671,148 shares of the Issuer’s Common Stock, in connection with the Offering, for a purchase price of $14.00 per share and an aggregate purchase price of $23,396,072.00.

On January 11, 2022, Vida III-A purchased 3,852 shares of the Issuer’s Common Stock, in connection with the Offering, for a purchase price of $14.00 per share and an aggregate purchase price of $53,928.00 (together with amounts paid Vida III, the “Purchase”).

Following the Conversion and the Purchase, each of Vida III and Vida III-A directly held such number of shares of Common Stock set forth in Item 11 of their respective Cover Pages.

All shares of the capital stock of the Issuer covered by this Statement were originally acquired by Vida III and Vida III-A using investment funds provided to each of Vida III and Vida III-A by their respective limited and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Stefan Vitorovic is a member of the Issuer’s board of directors. In addition, Mr. Vitorovic, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s non-employee director compensation policy, which became effective upon the effective date of the Registration Statement (as defined below).

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the respective limited partnership agreements of each of Vida III and Vida III (the “Funds”), the respective limited and general partners of the Funds may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with its purchase of shares of the Issuer’s Series B Preferred Stock, Vida III, Vida III-A and certain of the Issuer’s other investors entered into an Amended and Restated Investors’ Rights Agreement, dated August 13, 2021, with the Issuer (the “Rights Agreement”). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333-261230) declared effective by the Commission on January 6, 2022 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of Vida III, Vida III-A and Mr. Vitorovic has entered into lock-up agreements, pursuant to which Vida III, Vida III-A and Mr. Vitorovic have agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by each of the Fund for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of such lock-up agreements are described more fully in Exhibit 1.1 to the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

Mr. Vitorovic, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2021 Stock Option and Incentive Plan (the “Option Plan”), and the Issuer’s non-employee director compensation policy (the “Compensation Plan”). The terms and provisions of the Option Plan and the Compensation Plan are described in the Registration Statement and the full text of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Mr. Vitorovic. The indemnification agreement requires the Issuer, among other things, to Mr. Vitorovic for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Mr. Vitorovic in any action or proceeding arising out of his respective services as directors. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the Registration Statement, which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated February 10, 2023, by and among the Reporting Persons (filed herewith).

Exhibit 2	Amended and Restated Investors’ Rights Agreement, dated as of August 13, 2021 (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on November 19, 2021 (SEC File No. 333-261230) and incorporated herein by reference).

Exhibit 3	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer.

Exhibit 4	2021 Stock Option and Incentive Plan and associated forms (filed as Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on January 3, 2022 (SEC File No. 333-261230) and incorporated herein by reference).

Exhibit 5	Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on January 3, 2022 (SEC File No. 333-261230) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

VIDA VENTURES III, L.P.

By:	Vida Ventures GP III, L.L.C.
Its:	General Partner

By:	/s/ Stefan Vitorovic
Stefan Vitorovic, Managing Member

VIDA VENTURES III-A, L.P.

By:	Vida Ventures GP III, L.L.C.
Its:	General Partner

By:	/s/ Stefan Vitorovic
Stefan Vitorovic, Managing Member

VIDA VENTURES GP III, L.L.C.

By:	/s/ Stefan Vitorovic
Stefan Vitorovic, Managing Member

/s/ Stefan Vitorovic
Stefan Vitorovic